                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                   FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

                        Commission File Number 0-1743
                                               ------
A.   Full title of the plan and address of the plan:

                       The Rouse Company Savings Plan
                       c/o Personnel Division
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                       The Rouse Company
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

                              THE ROUSE COMPANY
                                 SAVINGS PLAN

                             Financial Statements
                          December 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

                        THE ROUSE COMPANY SAVINGS PLAN

                          December 31, 1996 and 1995

                                     Index



                                                                Page
                                                                ----

Independent Auditors' Report                                       1

Statements of Net Assets Available for Plan Benefits --
  December 31, 1996 and 1995                                       2

Statements of Changes in Net Assets Available for Plan
  Benefits -- Years ended December 31, 1996 and 1995               3

Notes to Financial Statements -- December 31, 1996 and 1995        5

Item 27a -- Schedule of Assets Held for Investment Purposes --
  December 31, 1996                                                9

Item 27d -- Schedule of Reportable Transactions -- Year ended
  December 31, 1996                                               10

                                 * * * * * * *

The other schedules required by Item 27 of Department of Labor Form 5500 are inapplicable and are therefore omitted.

                          Independent Auditors' Report
                          ----------------------------

The Trustee
The Rouse Company Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ KPMG Peat Marwick LLP

                                            KPMG Peat Marwick LLP

Baltimore, Maryland
June 20, 1997

                        THE ROUSE COMPANY SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                          December 31, 1996, and 1995

                                                          The Rouse Company                                          T. Rowe Price
                                       ------------------------------------------------------                      -----------------
                                                                               Quarterly
                                                            Convertible          Income              Ariel
                                           Common            Preferred          Preferred           Growth             Balanced
                                            Stock              Stock           Securities            Fund                Fund
                                       ----------------   ----------------   ----------------   ----------------   ----------------
1996

Investments                          $      28,128,526                  -            229,725             40,047          1,986,558
Contributions received from:
   The Rouse Company                           128,032                  -                  -                  -                  -
   Participants                                 41,301                  -              3,429              2,402             11,398
                                       ----------------   ----------------   ----------------   ----------------   ----------------
                                               169,333                  -              3,429              2,402             11,398
                                       ----------------   ----------------   ----------------   ----------------   ----------------
            Net assets available
                 for plan benefits   $      28,297,859                  -            233,154             42,449          1,997,956
                                       ================   ================   ================   ================   ================

1995

Investments                          $      17,382,401          1,313,103                  -                  -            496,785
Contributions received from:
   The Rouse Company                           120,824             27,701                  -                  -                  -
   Participants                                 51,540             15,279                  -                  -             11,590
                                       ----------------   ----------------   ----------------   ----------------   ----------------
                                               172,364             42,980                  -                  -             11,590
                                       ----------------   ----------------   ----------------   ----------------   ----------------
            Net assets available
                 for plan benefits   $      17,554,765          1,356,083                  -                  -            508,375
                                       ================   ================   ================   ================   ================

                                                                             T. Rowe Price
                                     ---------------------------------------------------------------------------------------------
                                                                                  New
                                          Equity          International         America              New               Prime
                                          Index               Stock             Growth            Horizons            Reserve
                                           Fund               Fund               Fund               Fund               Fund
                                     -----------------   ----------------   ----------------   ----------------   ----------------
1996

Investments                                 1,793,360          3,369,007          4,526,321          5,963,594          3,517,125
Contributions received from:
   The Rouse Company                                -                  -                  -                  -                  -
   Participants                                39,964             33,083             56,783             80,509             22,053
                                     -----------------   ----------------   ----------------   ----------------   ----------------
                                               39,964             33,083             56,783             80,509             22,053
                                     -----------------   ----------------   ----------------   ----------------   ----------------
            Net assets available
                 for plan benefits          1,833,324          3,402,090          4,583,104          6,044,103          3,539,178
                                     =================   ================   ================   ================   ================

1995

Investments                                 1,173,617          1,989,390          1,172,611          4,853,404          1,841,903
Contributions received from:
   The Rouse Company                                -                  -                  -                  -                  -
   Participants                                19,054             34,024             29,486             61,714             13,409
                                     -----------------   ----------------   ----------------   ----------------   ----------------
                                               19,054             34,024             29,486             61,714             13,409
                                     -----------------   ----------------   ----------------   ----------------   ----------------
            Net assets available
                 for plan benefits          1,192,671          2,023,414          1,202,097          4,915,118          1,855,312
                                     =================   ================   ================   ================   ================


                                                     T. Rowe Price
                                   -------------------------------------------------

                                       Small            Spectrum         Spectrum
                                     Cap Value           Income           Growth         Insurance       Participant
                                       Fund               Fund             Fund          Contracts          Loans          Total
                                   ---------------   --------------   --------------  --------------   --------------   ------------
1996

Investments                             1,693,924        1,617,123        4,648,534       7,213,858        2,656,661     67,384,363
Contributions received from:
   The Rouse Company                            -                -                -               -                -        128,032
   Participants                            23,457           14,212           52,765          45,862                -        427,218
                                   ---------------   --------------   --------------  --------------   --------------   ------------

                                           23,457           14,212           52,765          45,862                -        555,250
                                   ---------------   --------------   --------------  --------------   --------------   ------------

            Net assets available
                 for plan benefits      1,717,381        1,631,335        4,701,299       7,259,720        2,656,661     67,939,613
                                   ===============   ==============   ==============  ==============   ==============   ============

1995

Investments                               963,095        1,433,237        2,203,836       8,407,825        2,251,515     45,482,722
Contributions received from:
   The Rouse Company                            -                -                -               -                -        148,525
   Participants                            18,872           19,319           35,552          68,953                -        378,792
                                   ---------------   --------------   --------------  --------------   --------------   ------------
                                           18,872           19,319           35,552          68,953                -        527,317
                                   ---------------   --------------   --------------  --------------   --------------   ------------
            Net assets available
                 for plan benefits        981,967        1,452,556        2,239,388       8,476,778        2,251,515     46,010,039
                                   ===============   ==============   ==============  ==============   ==============   ============

See accompanying notes to financial statements

        Statement of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1996 and 1995

                                           The Rouse Company                                                          T. Rowe Price
                                           ----------------------------------------------------                      ---------------
                                                                                  Quarterly
                                                               Convertible         Income             Ariel
                                              Common            Preferred         Preferred           Growth            Balanced
                                               Stock              Stock          Securities            Fund               Fund
                                          ----------------   ----------------  ----------------   ---------------    ---------------

1996
Contributions from
       The Rouse Company                $       1,401,791            221,447             2,392                 -                  -
Contributions from
       participants                               544,114            117,603             5,393            24,691            150,584
Conversions in from acquisition
       of The Hughes Corporation
       (note 2)                                         -                  -                 -                 -          1,271,004

Investment income:
       Dividends and interest                     744,888             91,098             5,304             2,113             47,738
       Net appreciation
            (depreciation) in fair
            values of investments              10,130,241            (64,477)           (2,064)            4,131             82,104

       Interest on participant
            loans                                       -                  -                 -                 -                  -
                                          ----------------   ----------------  ----------------   ---------------    ---------------

            Total investment
            income                             10,875,129             26,621             3,240             6,244            129,842
                                          ----------------   ----------------  ----------------   ---------------    ---------------

Distributions to participants                  (2,248,936)          (142,137)                -            (1,556)          (53,972)

Participant loans repaid
       as part of termination
       distributions                                    -                  -                 -                 -                  -

Interprogram transfers, net                       170,996         (1,579,617)          222,129            13,070            (7,877)
                                          ----------------   ----------------  ----------------   ---------------    ---------------

            Increase (decrease)
                   in net assets
                   available for
                   plan benefits               10,743,094         (1,356,083)          233,154            42,449          1,489,581

Net assets available for plan benefits:
            Beginning of year                  17,554,765          1,356,083                 -                 -            508,375
                                          ----------------   ----------------  ----------------   ---------------    ---------------

            End of year                 $      28,297,859                  -           233,154            42,449          1,997,956
                                          ================   ================  ================   ===============    ===============


                                                                               T. Rowe Price
                                       ---------------------------------------------------------------------------------------------
                                                                                    New
                                            Equity           International         America             New                Prime
                                            Index                Stock             Growth            Horizons            Reserve
                                             Fund                Fund               Fund               Fund               Fund
                                       -----------------   ----------------   ----------------   ----------------   ----------------

1996
Contributions from
       The Rouse Company                              -                  -                  -                  -                  -
Contributions from
       participants                             303,148            415,488            485,725            837,975            208,044
Conversions in from acquisition
       of The Hughes Corporation
       (note 2)                                       -            695,567          2,652,254                  -          1,830,162

Investment income:
       Dividends and interest                    56,967             89,575            377,059            550,334             99,332
       Net appreciation
            (depreciation) in fair
            values of investments               237,920            281,639            (56,716)           297,169                  -

       Interest on participant
            loans                                     -                  -                  -                  -                  -
                                       -----------------   ----------------   ----------------   ----------------   ----------------

            Total investment
            income                              294,887            371,214            320,343            847,503             99,332
                                       -----------------   ----------------   ----------------   ----------------   ----------------

Distributions to participants                  (232,808)          (271,688)          (157,683)          (797,842)          (540,291)

Participant loans repaid
       as part of termination
       distributions                                  -                  -                  -                  -                  -

Interprogram transfers, net                     275,426            168,095             80,368            241,349             86,619
                                       -----------------   ----------------   ----------------   ----------------   ----------------

            Increase (decrease)
                   in net assets
                   available for
                   plan benefits                640,653          1,378,676          3,381,007          1,128,985          1,683,866

Net assets available for plan benefits:
            Beginning of year                 1,192,671          2,023,414          1,202,097          4,915,118          1,855,312
                                       -----------------   ----------------   ----------------   ----------------   ----------------

            End of year                       1,833,324          3,402,090          4,583,104          6,044,103          3,539,178
                                       =================   ================   ================   ================   ================

                                                        T. Rowe Price
                                      ----------------------------------------------
                                           Small          Spectrum        Spectrum
                                         Cap Value         Income          Growth        Insurance       Participant
                                           Fund             Fund            Fund         Contracts          Loans          Total
                                      --------------   -------------   -------------   -------------   --------------  -------------
1996
Contributions from
       The Rouse Company                          -               -               -               -                -      1,625,630
Contributions from
       participants                         255,184         196,936         468,703         653,572                -      4,667,160
Conversions in from acquisition
       of The Hughes Corporation
       (note 2)                                   -         142,197       1,429,921               -           79,394      8,100,499

Investment income:
       Dividends and interest                84,100         114,588         323,063         440,290                -      3,026,449
       Net appreciation
            (depreciation) in fair
            values of investments           208,845          (4,928)        242,991               -                -     11,356,855

       Interest on participant
            loans                                 -               -               -               -          168,017        168,017
                                      --------------   -------------   -------------   -------------   --------------  -------------

            Total investment
            income                          292,945         109,660         566,054         440,290          168,017     14,551,321
                                      --------------   -------------   -------------   -------------   --------------  -------------

Distributions to participants              (172,155)       (119,241)       (256,505)     (1,772,318)               -     (6,767,132)

Participant loans repaid
       as part of termination
       distributions                              -               -               -               -         (247,904)      (247,904)

Interprogram transfers, net                 359,440        (150,773)        253,738        (538,602)         405,639              -
                                      --------------   -------------   -------------   -------------   --------------  -------------

            Increase (decrease)
                   in net assets
                   available for
                   plan benefits            735,414         178,779       2,461,911      (1,217,058)         405,146     21,929,574

Net assets available for plan benefits:
            Beginning of year               981,967       1,452,556       2,239,388       8,476,778        2,251,515     46,010,039
                                      --------------   -------------   -------------   -------------   --------------  -------------

            End of year                   1,717,381       1,631,335       4,701,299       7,259,720        2,656,661     67,939,613
                                      ==============   =============   =============   =============   ==============  =============
                                                                                                                         (Continued)

See accompanying notes to financial statements

                        THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1996 and 1995

                                             The Rouse Company                                      T. Rowe Price
                                    -------------------------------------    -----------------------------------------------------
                                                           Convertible                              Equity         International
                                         Common             Preferred           Balanced            Index              Stock
                                         Stock                Stock               Fund               Fund               Fund
                                   -------------------    ---------------    ---------------    ---------------    ---------------
1995
Contributions from
  The Rouse Company                 $   1,418,112            326,204                   -                   -                  -
Contributions from
  participants                            703,281            179,887             120,493             187,186            463,338

Investment income:
  Dividends and interest                  693,190             64,681              20,234              43,910             59,920
  Net appreciation
    (depreciation) in fair
    values of investments                 998,893             59,451              61,089             237,556            143,147

  Interest on participant
    loans                                       -                  -                   -                   -                  -
                                   ---------------        -----------        ------------       -------------      -------------

    Total investment
    income                              1,692,083            124,132              81,323             281,466            203,067
                                   ---------------        -----------        ------------       -------------      -------------

Distributions to participants          (2,167,847)          (116,896)            (35,374)            (75,493)          (173,073)

Participant loans repaid
  as part of termination
  distributions                                 -                  -                   -                   -                  -

Interprogram transfers, net              (963,352)           106,238              55,260             129,456             58,261
                                   ---------------        -----------        ------------       -------------      -------------
    Increase (decrease)
      in net assets available
      for plan benefits                   682,277            619,565             221,702             522,615            551,593

Net assets available for
  plan benefits:
    Beginning of year                  16,872,488            736,518             286,673             670,056          1,471,821
                                   ---------------        -----------        ------------       -------------      -------------

    End of year                    $   17,554,765          1,356,083             508,375           1,192,671          2,023,414
                                   ===============        ===========        ============       =============      =============
                                                                               T. Rowe Price
                                       ---------------------------------------------------------------------------------------------
                                             New
                                           America              New                Prime              Small            Spectrum
                                            Growth            Horizons            Reserve           Cap Value           Income
                                             Fund               Fund               Fund               Fund               Fund
                                       -----------------   ----------------   ----------------   ----------------   ----------------
1995
Contributions from
  The Rouse Company                                  -                 -                 -                  -                  -
Contributions from
  participants                                 253,820           609,275            189,642            174,443            243,299

Investment income:
  Dividends and interest                        55,746           509,808            100,982             43,918             92,264
  Net appreciation
    (depreciation) in fair
    values of investments                      260,188         1,158,609                  -            129,237            133,119

  Interest on participant
    loans                                            -                 -                  -                  -                  -
                                        ---------------       -----------       ------------      -------------      -------------
    Total investment
      income                                   315,934         1,668,417            100,982            173,155            225,383
                                        ---------------       -----------       ------------      -------------      -------------

Distributions to participants                 (125,067)         (445,831)          (505,352)           (32,583)          (133,011)

Participant loans repaid
  as part of termination
  distributions                                      -                 -                  -                  -                  -

Interprogram transfers, net                    162,733           182,993            204,276            227,467             19,031
                                        ---------------       -----------       ------------      -------------      -------------
    Increase (decrease)
      in net assets available
      for plan benefits                        607,420         2,014,854            (10,452)           542,482            354,702

Net assets available for
  plan benefits:
    Beginning of year                          594,677         2,900,264          1,865,764            439,485          1,097,854
                                        ---------------       -----------       ------------      -------------      -------------

    End of year                              1,202,097         4,915,118          1,855,312            981,967          1,452,556
                                        ===============       ===========       ============      =============      =============
                                         T. Rowe Price
                                       -----------------
                                           Spectrum
                                            Growth            Insurance         Participant
                                             Fund             Contracts            Loans              Total
                                       -----------------   ----------------   ----------------   ----------------
1995
Contributions from
  The Rouse Company                                  -                 -                  -          1,744,316
Contributions from
  participants                                 403,278           828,074                  -          4,356,016

Investment income:
  Dividends and interest                       147,786           494,425                  -          2,326,864
  Net appreciation
    (depreciation) in fair
    values of investments                      333,618                 -                  -          3,514,907

Interest on participant
  loans                                              -                 -            135,682            135,682
                                        ---------------       -----------       ------------      -------------
  Total investment
    income                                     481,404           494,425            135,682          5,977,453
                                        ---------------       -----------       ------------      -------------

Distributions to participants                 (127,278)       (2,038,134)                 -         (5,975,939)

Participant loans repaid
  as part of termination
  distributions                                      -                 -           (178,093)          (178,093)

Interprogram transfers, net                    (17,667)         (358,884)           194,188                  -
                                        ---------------       -----------       ------------      -------------
    Increase (decrease)
      in net assets available
      for plan benefits                        739,737        (1,074,519)           151,777          5,923,753

Net assets available for
  plan benefits:
    Beginning of year                        1,499,651         9,551,297          2,099,738         40,086,286
                                        ---------------       -----------       ------------      -------------

    End of year                              2,239,388         8,476,778          2,251,515         46,010,039
                                        ===============       ===========       ============      =============

See accompanying notes to financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1996 and 1995



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of presentation
          ---------------------

          The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

     (b)  Investments
          -----------

          Investments in the common stock, convertible preferred stock (redeemed in 1996) and quarterly income preferred securities (issued in November
          1995) of The Rouse Company and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices. Investments in the insurance contracts are carried at contract value (representing contributions made plus interest credited less distributions) as the insurance contracts held by the Plan are "fully benefit-responsive," as defined in Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

     (c)  Administrative expenses
          -----------------------

          The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to reimburse the Company for administrative expenses relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to the Company for the processing of such loans.

     (d)  Use of estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

          The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


(2)  General Description of the Plan
     -------------------------------

     The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

     On June 12, 1996, the Company acquired all of the outstanding equity interests in The Hughes Corporation and its affiliated partnership, Howard Hughes Properties, Limited Partnership (together, Hughes). Under the merger agreement, participants in the Hughes 401(k) Savings Plan (Hughes employees) become eligible to participate in the Plan as of the closing date, subject to the terms of the Plan. Accordingly, account balances of Hughes employees who elected to participate in the Plan were transferred from the Hughes 401(k) Savings Plan to the Plan in 1996 and were allocated among the various investment programs based on the similarity of investment objectives. The merger agreement also provides that the Company will consider participants' service with Hughes prior to the closing date for eligibility and vesting purposes.

     Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 19% of such compensation, subject to an annual limitation. Employees may also make supplemental contributions to the Plan in amounts up to 9% of compensation, as defined. The supplemental contributions are not pursuant to salary reduction agreements. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

     Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a monthly basis, subject to certain limitations defined in the Plan.

     Matching contributions are made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary. Until December 31, 1996, the Company's matching contributions were invested in the Company's common stock, convertible preferred stock or quarterly income preferred securities based on participants' instructions. Effective January 1, 1997 participants may direct the Company's matching contributions to any of the investment vehicles offered under the Plan. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtain an immediate and fully vested interest in all contributions made by the Company. Participants who joined the Plan on or after January 1, 1989 are required to complete two years of service, as defined in the Plan, to become fully vested in the Company's contributions. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

(2)  General Description of the Plan, Continued
     ------------------------------------------

     Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

     Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(3)  Investments
     -----------

     Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:


                                          1996                   1995
                                 ----------------------  -----------------------
                                               Contract                 Contract
                                 Number of     or fair   Number of      or fair
                                  shares        value     shares         value
                                  ------        -----     ------         -----
   The Rouse Company:
     Common stock                  882,598  $28,128,526    853,204   $17,382,401
     Convertible preferred
      stock                             --           --     25,435     1,313,103
     Quarterly income preferred
       securities                    9,053      229,725         --            --

   T. Rowe Price and other
     Mutual Funds:
       International Stock Fund    244,131    3,369,007    162,665     1,989,390
       New America Growth Fund     117,965    4,526,321     33,590     1,172,611
       New Horizons Fund           273,936    5,963,594    236,751     4,853,404
       Prime Reserve Fund        3,517,125    3,517,125  1,841,903     1,841,903
       Spectrum Growth Fund        307,239    4,648,534    163,368     2,203,836
                                 =========               =========
       Others                                 7,131,012                4,066,734
                                            -----------              -----------
                                             29,155,593               16,127,878
                                            -----------              -----------
   Insurance contracts                        7,213,858                8,407,825

   Participant loans                          2,656,661                2,251,515
                                            -----------              -----------
                                            $67,384,363              $45,482,722
                                            ===========              ===========

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


(3)  Investments, Continued
     ----------------------

     The investments in insurance contracts consist of guaranteed income contracts offered by various insurance companies. The Plan deals only with highly rated insurance companies and does not expect that any of them will fail to meet their obligations under the contracts. The contracts in effect at December 31, 1996, provide for interest at rates ranging from 4.93% to 7.40% and mature at various dates to 1999. The average yield on the contracts was 6.22% in 1996 and 5.82% in 1995. The aggregate contract value of the contracts in effect at December 31, 1996 approximates their aggregate estimated fair value based on current market interest rates for contracts with similar maturities and credit quality.

(4)  Federal Income Tax Status
     -------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

(5)  Reconciliation to Form 5500
     ---------------------------

     Amounts due to terminated participants for benefits payable of $86,374 at December 31, 1996 and $1,266,932 at December 31, 1995 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

           Item 27a -- Schedule of Assets Held for Investment Purposes

                               December 31, 1996



                                          Par value or
                                           number of                   Current
Name of issuer and title of issue           shares     Cost (note)      value
---------------------------------           ------     -----------      -----

The Rouse Company:
  Common stock                              882,598    $17,330,672   28,128,526
  Quarterly income preferred securities       9,053        231,789      229,725

Ariel Growth Fund                             1,253         36,171       40,047

T. Rowe Price Funds:
  Balanced Fund                             137,193      1,876,475    1,986,558
  Equity Index Fund                          88,169      1,383,363    1,793,360
  International Stock Fund                  244,131      3,026,518    3,369,007
  New America Growth Fund                   117,965      4,438,182    4,526,321
  New Horizons Fund                         273,936      4,924,107    5,963,594
  Prime Reserve Fund                      3,517,125      3,517,125    3,517,125
  Small Cap Value Fund                       86,601      1,431,486    1,693,924
  Spectrum Income Fund                      144,386      1,577,787    1,617,123
  Spectrum Growth Fund                      307,239      4,199,405    4,648,534
                                          =========


Insurance Contracts:
  Principal Mutual Life Insurance
   Company                                               1,827,329    1,827,329
  Hartford Life Insurance Company                        1,044,638    1,044,638
  John Hancock Mutual Life Insurance
   Company                                               1,067,015    1,067,015
  Metropolitan Life Insurance Company                      410,171      410,171
  Life of Georgia Life Insurance Company                 1,215,025    1,215,025
  American International Group Life
    Insurance Company                                    1,649,680    1,649,680
Participant loans                                        2,656,661    2,656,661
                                                         ---------   ----------
          Total investments                            $53,843,599   67,384,363
                                                       ===========   ==========


Notes:
   (1) Cost of the securities of The Rouse Company and the T. Rowe Price and other mutual funds includes reinvested dividends or interest credited, as applicable. Cost of the insurance contracts is equal to contract value, representing contributions made plus interest credited less distributions.

   (2) T. Rowe Price Retirement Plan Services, Inc. and The Rouse Company represent parties in interest.

                        THE ROUSE COMPANY SAVINGS PLAN

           Item 27d - Schedule of Reportable Transactions (Note 1)

                         Year ended December 31, 1996




                                                                       Current
                                                                       value of
                            Purchase        Redemption                 asset on
                             price       or selling price  Cost of    transaction    Net gain
 Description of asset       (note 2)        (note 2)       asset        date(s)       (loss)
 --------------------       --------        -------        -----        -------       ------

The Rouse Company -
  common stock            $4,655,419           --            --       4,655,419         --
The Rouse Company -
  common stock                  --        4,039,535     3,195,856     4,039,535      843,679

T. Rowe Price Mutual
  Funds:
    New America
      Growth Fund          3,782,628           --            --       3,782,628         --
    New America
      Growth Fund               --          372,202       323,375       372,202       48,827
    Prime Reserve
      Fund                 2,843,389           --            --       2,843,389         --
    Prime Reserve
      Fund                      --        1,168,167     1,168,167     1,168,167         --
    Spectrum Growth
      Fund                 2,614,430           --            --       2,614,430         --
    Spectrum Growth
      Fund                      --          412,723       347,165       412,723       65,558


Notes:
  (1) Reportable transactions are presented in accordance with Department of Labor regulations relating to requirements for employee benefit plan annual reports filed under the Employee Retirement Income Security Act of 1974.

  (2) The purchases and sales represent series of transactions; however, it is not practical to determine the number of individual transactions involved.

  (3) T. Rowe Price Retirement Plan Services, Inc. and The Rouse Company represent parties in interest.

                                  Signatures
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                THE ROUSE COMPANY SAVINGS PLAN

Date:   June 27, 1997           By  /s/ WILLIAM D. BODEN
                                    --------------------
                                    William D. Boden
                                    Administrator

                                and

Date:   June 27, 1997           By  /s/ GEORGE L. YUNGMANN
                                    ----------------------
                                    George L. Yungmann
                                    Trustee